# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ULTA BEAUTY, INC., CIK 0001403568
CUSIP: 90384S303
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1000 Remington Blvd, Suite 120, Bolingbrook, Illinois (IL), 60440
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001508097

## Reporting persons
- Sanders Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 1,340,077; sole dispositive power 0; shared dispositive power 2,468,513; aggregate amount beneficially owned 2,468,513 (5.74% of the class)
- Lewis A. Sanders: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,340,077; sole dispositive power 0; shared dispositive power 2,468,513; aggregate amount beneficially owned 2,468,513 (5.74% of the class)
  Comment: Lewis A Sanders is being listed here as a "Beneficial Owner" because he owns approximately 40% of the outstanding equity of Sanders Capital, LLC and serves as CEO and co-Chief Investment Officer with decision-making authority.

## Item 1. Issuer
Name of issuer: ULTA BEAUTY, INC.
Address of issuer's principal executive offices: 1000 Remington Blvd., Suite 120, Bolingbrook, Illinois 60440

## Item 2. Person Filing
Name of person filing: Sanders Capital, LLC
Address of principal business office or, if none, residence: 777 S. Flagler Drive, Suite 1100, West Palm Beach, FL 33401
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,468,513
Percent of class: 5.74%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,340,077
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,468,513

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sanders Capital, LLC: /s/ Eric Hansen, Eric Hansen, Deputy Chief Compliance Officer (08/04/2026)
- Lewis A. Sanders: /s/ Eric Hansen, Eric Hansen, Deputy Chief Compliance Officer (08/04/2026)